UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               Electro Energy Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    285106209
                                 (CUSIP Number)

                                 October 7, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 12 Pages

CUSIP No. 285106209              13G                       Page 2 of 12 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Smithfield Fiduciary LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 217,415 shares of Common Stock

             982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.52%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 285106209              13G                       Page 3 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 217,415 shares of Common Stock

             982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.52%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 285106209              13G                       Page 4 of 12 Pages


-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 217,415 shares of Common Stock

             982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.52%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 285106209              13G                       Page 5 of 12 Pages

-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Glenn Dubin
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 217,415 shares of Common Stock

             982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.52%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 285106209              13G                       Page 6 of 12 Pages

-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Henry Swieca
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                               (a) [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 217,415 shares of Common Stock

                    982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to purchase 217,415 shares of Common Stock

             982 shares of Series B Convertible Preferred Stock convertible into 216,040 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.52%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 285106209              13G                       Page 7 of 12 Pages

Item 1.

(a)  Name of Issuer

           Electro Energy Inc. (the "Company")

(b)  Address of Issuer's Principal Executive Offices

            30 Shelter Rock Road
            Danbury, Connecticut 06810

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           SMITHFIELD FIDUCIARY LLC
           The Cayman Corporate Center, 4th Floor
           27 Hospital Road
           George Town, Grand Cayman
           Cayman Islands, British West Indies
           Citizenship:    Cayman Islands, British West Indies

           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           HENRY SWIECA
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States


Item 2(d)  Title of Class of Securities

            Common Stock, $0.001 par value per share ("Common Stock")

Item 2(e)  CUSIP Number

            285106209

CUSIP No. 285106209              13G                       Page 8 of 12 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)     [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)     [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ] Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)     [ ] Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)     [ ] An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)     [ ] A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)     [ ] A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            The shares of Series B Preferred Stock (the "Preferred Shares") are convertible into shares of Common Stock at a conversion price equal to the greater of (A) 70% of the daily volume weighted average price per share of the Common Stock for the 10 business day period immediately prior to the relevant conversion date and (B) $1.25, which as of October 7, 2008 and the date of this filing resulted in a conversion price of $1.25.

            As of October 7, 2008 and as of the date of this filing, (i) Smithfield Fiduciary LLC beneficially owned and owns, respectively, Warrants to purchase 217,415 shares of Common Stock and 982 Preferred Shares convertible into 216,040 shares of Common Stock and (ii) each of Highbridge International, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may have been deemed and may be deemed, respectively, the beneficial owner of the Warrants to purchase 217,415 shares of Common Stock and the 982 Preferred Shares convertible into 216,040 shares of Common Stock beneficially owned by Smithfield Fiduciary LLC.

            Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock owned by Smithfield Fiduciary LLC.

CUSIP No. 285106209              13G                       Page 9 of 12 Pages


            (b) Percent of class:

         Based upon the Company's Definitive Proxy Statement on Schedule 14A filed on September 8, 2008, there were 6,212,405 shares of Common Stock outstanding as of September 8, 2008. Therefore as of October 7, 2008 and as of the date hereof, based on the Company's outstanding shares of Common Stock (i) Smithfield Fiduciary LLC beneficially owned and owns, respectively, 6.52% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may have been deemed and may be deemed, respectively, to beneficially own 6.52% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote

                          0

                    (ii)  Shared power to vote or to direct the vote

                          See Item 4(a)

                    (iii) Sole power to dispose or to direct the disposition of

                          0

                    (iv)  Shared power to dispose or to direct
                          the disposition of

                          See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

CUSIP No. 285106209              13G                       Page 10 of 12 Pages


          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 7, 2009, by and among Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 285106209              13G                       Page 11 of 12 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 7, 2009

SMITHFIELD FIDUCIARY LLC                  HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    Its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
   -----------------------------------        ---------------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director


HIGHBRIDGE CAPITAL MANAGEMENT, LLC

                                          /s/ Henry Swieca
                                          -------------------------------------
                                          HENRY SWIECA

By: /s/ John Oliva
-------------------------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin
-------------------------------------
GLENN DUBIN

CUSIP No. 285106209              13G                       Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Electro Energy Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 7, 2009


SMITHFIELD FIDUCIARY LLC                  HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    Its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
   -----------------------------------        ---------------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director


HIGHBRIDGE CAPITAL MANAGEMENT, LLC

                                          /s/ Henry Swieca
                                          -------------------------------------
                                          HENRY SWIECA

By: /s/ John Oliva
-------------------------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin
-------------------------------------
GLENN DUBIN